UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission file number: 1-10689
THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
(Full title of the plan and address of the plan, if different from that of the issuer named below)
LIZ CLAIBORNE, INC.
1441 BROADWAY
NEW YORK, NEW YORK 10018
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of
The Liz Claiborne 401(k) Savings and Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 27, 2007

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

PARTICIPANT — DIRECTED INVESTMENTS AT FAIR VALUE	$248,500,620	$225,665,741

RECEIVABLES:
Employer contributions	3,596,080	6,105,499
Dividends and interest	2,134	1,735

Total receivables	3,598,214	6,107,234

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	252,098,834	231,772,975

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	493,713	580,968

NET ASSETS AVAILABLE FOR BENEFITS	$252,592,547	$232,353,943

The accompanying Notes to Financial Statements are an integral part of these statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participants	$16,150,198
Employer	7,941,226

Total contributions	24,091,424

Investment income:
Net appreciation in fair value of investments	13,366,251
Dividends	11,838,648
Interest	248,926

Net investment income	25,453,825

DEDUCTIONS:
Benefits paid to participants	29,306,645

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	20,238,604

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	232,353,943

End of year	$252,592,547

The accompanying Notes to Financial Statements are an integral part of these statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN
The following description of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General—Effective January 1, 1983, Liz Claiborne, Inc. (the “Company”) adopted the Liz Claiborne Profit Sharing Retirement Plan, a profit sharing plan that provides for employer profit sharing contributions, which has been amended and restated from time to time. Effective January 1, 1985, the Company adopted The Liz Claiborne Savings Plan, which provides for contributions pursuant to section
401(k) of the Internal Revenue Code of 1986 (the “IRC”), as amended, which plan has been amended and restated from time to time. Effective as of April 1, 2000, the Company amended and restated the Liz Claiborne Savings Plan and adopted The Liz Claiborne 401(k) Savings and Profit Sharing Plan to reflect the merger into it of the Liz Claiborne Profit Sharing Retirement Plan. An administrative committee (the “Administrative Committee”) has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. Fidelity Management Trust Company (the “Trustee”) serves as the Trustee of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility—Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements (the “employees”) and who are age 21 can make elective deferrals in the Plan providing they meet service and eligibility requirements. Eligible full-time employees may participate commencing on the first of the month following six months of service and eligible part-time employees may participate commencing after twelve months of service, during which the employee is credited with at least 1,000 hours of service. Employees who contribute to the Plan receive an employer matching contribution as detailed in the Plan document. In addition, full and part-time employees may be eligible to receive a profit sharing employer contribution should such a contribution be made by the Company for the given year. Participants become eligible for the profit sharing component upon completion of twelve months and 1,000 hours of service, and must be 21 years of age. Once eligible, a participant must be credited with 1,000 hours of service during a Plan year and be employed by the Company on the last day of the calendar year to share in the profit sharing contribution for that year.
Contributions—Participants who are not highly compensated may contribute amounts ranging from 1% to 50% of pretax annual compensation, as defined by the Plan. Participants who are highly compensated may contribute amounts ranging from 1% to 8% of pretax annual compensation. In addition, all employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations. The IRC imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2006, a participant’s tax-deferred contribution was limited to $15,000. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pretax contribution of $20,000 for 2006. The Plan provides for automatic enrollment at a contribution rate of 3% when an eligible employee first becomes entitled to participate in the Plan, unless the employee elects otherwise. The Company makes a contribution matching an amount equal to 50% of each participant’s contributions up to 6% of the participant’s compensation. Additionally, the Company makes profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. Profit sharing contributions for the Plan year ended December 31, 2006 were 1.5% of participants’ eligible salaries, as defined by the Plan document. Participants direct the investment of all contributions into various investment options offered by the Plan. As of December 31, 2006, the Plan offered 16 mutual funds, a common/collective trust, a Company stock fund and a self-directed brokerage account as investment options for participants.
Participant Accounts—A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and withdrawals. In addition, profit sharing contributions are allocated based on participants’ compensation, as defined in the Plan document. The benefit to which a participant is entitled is the portion of the participant's account which has vested.
Vesting—Participants’ elective deferrals plus actual earnings are immediately vested. Participants vest in Company matching and profit sharing contributions based on years of service with the Company.
Profit sharing contributions vest after five years of service with the Company and employer matching contributions vest as follows:

Vested
Years of Service with the Company	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
Participants’ interest in their accounts is fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement date (age 65).
Investment Options—During 2006, participants were able to direct contributions into any of 19 investment options, including the Company stock fund, in no less than 5% increments. The Plan Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange for the Company stock fund. This fund’s investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company’s contributions to the Company stock fund may be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (Note 4). The Company also offers a self-directed brokerage account, which provides additional investment options to participants.
Participant Loans—Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent, as approved by the Plan’s Administrative Committee. In 2006, the interest rates ranged from 5.0% to 9.5%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years.
Payment of Benefits—Upon termination of employment, the value of a participant’s vested account is payable in cash or in stock of the Company, or the participant may elect to roll the balance into an IRA or a future employer’s plan. At the participant’s election, such distribution may be requested immediately. Alternatively, (i) if the balance is less than $1,000, a distribution will be processed as soon as practicable after the participant’s termination of employment, (ii) if the balance is between $1,000 and $5,000, the Company will transfer the balance into an IRA account, or (iii) if the account balance is in excess of $5,000, payments can be requested in either a lump-sum or periodic installments for a period not extending beyond the participant’s life expectancy or the joint life expectancies of the participant and his/her designated beneficiary.
As allowed under IRS rules, participants may withdraw funds from their account while employed if needed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.
Forfeited Accounts—At December 31, 2006 and 2005, forfeited non-vested account balances totaled $611,714 and $488,354, respectively. These accounts will be used to reduce future Company contributions, pursuant to the Plan document. During 2006, employer contributions were reduced by $1,353,938 from the utilization of forfeited non-vested accounts.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties—The Plan invests in various investment securities, including mutual funds and the Company’s common stock. Investment securities are exposed to various risks such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such risk changes could materially affect participant account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust and the self-directed brokerage account are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of its underlying assets. Participant loans are valued at the outstanding loan balances, which approximate fair value. The Plan’s investment in the common/collective trust is recorded at fair value and then adjusted to contract value, which amounted to $41,670,460 and $39,633,883 at December 31, 2006 and 2005, respectively.
Security transactions are recorded on a settlement date basis. The difference resulting from the recording of transactions between trade date and settlement date was not significant to the Plan’s financial statements. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on Plan assets are determined based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.
The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2006, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and the common/collective trust.
Administrative Expenses—The Company pays all administrative expenses incurred by the Plan as provided in the Plan document.
Payment of Benefits—Benefit payments are recorded when paid.
Adoption of New Accounting Guidance—As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan contains a common/collective trust that invests in fully benefit-responsive investment contracts. Contract value of the common/collective trust is the total cost of the investment (amount paid at the time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. As required by the FSP, the Statements of Net Assets Available for Benefits present the common/collective trust at fair value as well as an additional line item showing the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The statement of net assets available for benefits as of December 31, 2005 has been retroactively adjusted for such presentation. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006.

3.	INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 was as follows:

	Number of	Number of
	Shares	Shares
	2006	2005	2006	2005

*Fidelity Managed Inc Port Class II	41,670,460	39,633,883	$41,176,747	$39,052,915
Spartan US Equity Index	606,472	644,419	30,432,751	28,457,539
American Growth of America R4	890,718	852,286	29,090,845	26,148,125
*Fidelity US Bond Index	2,473,861	2,317,686	26,866,132	25,262,780
*Fidelity Freedom 2010	1,602,395	1,663,391	23,427,011	23,370,644
*Liz Claiborne, Inc. Common Stock	393,734	461,902	17,111,680	16,664,130
Alger Midcap Growth Institutional	966,791	964,749	16,367,774	16,130,600
MSI Intl Equity Portfolio Class B	746,525	667,055	15,229,101	13,467,846

* Permitted party-in-interest
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,366,251, as follows:

Mutual funds	$9,482,154
Self-directed brokerage account	539,610
Liz Claiborne, Inc. common stock	3,344,487

Net appreciation in fair value of investments	$13,366,251

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
As of December 31, 2006, the members of the Plan’s Administrative Committee currently serve in the following respective Company positions: Chairman; Chief Financial Officer; Treasurer; and Assistant Treasurer. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.
The Company is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in Liz Claiborne, Inc.’s common stock qualify as permitted party-in-interest transactions.
Certain Plan investments are units of funds managed by Fidelity Management Trust Company, the trustee, as defined by the Plan. Under ERISA, these transactions qualify as exempt party-in-interest transactions. Investment management fees paid to the Trustee are included within the net appreciation in fair of investments line item on the accompanying Statement of Changes in Net Assets Available for Benefits.
At December 31, 2006 and 2005, the Plan held 393,734 and 461,902 shares, respectively, of common stock of Liz Claiborne, Inc., the sponsoring employer, with a cost basis of $10,579,117 and $12,259,604, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $96,196 related to its investment in the common stock of Liz Claiborne, Inc.

5.	PLAN TERMINATION
The Plan may be terminated at any time at the Company’s sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions that had been credited to each participant’s account would fully vest. At this time, management has no intention of terminating the Plan.
6.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by letter dated June 13, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7.	RECONCILIATION TO FORM 5500
As discussed in Note 2 of the financial statements, during 2006, the Plan adopted Financial Accounting Standards Board Staff Position AAG-INV-1 and SOP 94-4-1. As required by the FSP, the Statements of Net Assets Available for Benefits present the common/collective trust at fair value and an adjustment to reflect the common/collective trust at contract value. However, the common/collective trust is recorded at fair value on the Form 5500.
The following is a reconciliation of the Plan’s net assets at contract value per the financial statements to the Plan’s net assets at fair value, per the Form 5500.

	2006	2005
Net assets available for benefits per financial statements	$252,592,547	$232,353,943
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	493,713	—

Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$252,098,834	$232,353,943

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2006, to Form 5500:

Increase in net assets, per financial statements	$20,238,604
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	493,713

Increase in net assets, per Form 5500	$19,744,891

8.	SUBSEQUENT EVENTS
As of June 25, 2007, the market price of Liz Claiborne, Inc.’s common stock decreased by approximately 16%, which significantly reduced the value of the Plan’s investment in the Company common stock.
Effective January 1, 2007 the profit sharing contributions made for Plan years beginning on or after January 1, 2007 shall vest in accordance with the following schedule:

Vested
Years of Service with the Company	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	100%

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity of Issue, Borrower,			Market	Current
Lessor or Similar Party	Investment Description	Cost **	Price	Value
Brokerage Link Fund	Self-Directed Brokerage Account		$—	$4,137,945
* Fidelity Managed Inc Port Class II	Common/Collective Trust		—	41,176,747
* Liz Claiborne, Inc. Common Stock	Common Stock		43.46	17,111,680
Cash and Cash Equivalents	Cash		1.00	396,426
Baron Growth Fund	Mutual Fund		49.88	4,114,116
Alger Midcap Growth Institutional	Mutual Fund		16.93	16,367,774
Oakmark Fund Class I	Mutual Fund		45.92	8,916,572
Royce Total Return	Mutual Fund		13.75	9,327,953
MSI Intl Equity Portfolio Class B	Mutual Fund		20.40	15,229,101
American Growth of America R4	Mutual Fund		32.66	29,090,845
H & W Mid-Cap Value Class I	Mutual Fund		29.85	4,559,973
* Fidelity Diversified International	Mutual Fund		36.95	5,867,386
* Fidelity Freedom Income	Mutual Fund		11.54	296,763
* Fidelity Freedom 2000	Mutual Fund		12.46	539,028
* Fidelity Freedom 2010	Mutual Fund		14.62	23,427,011
* Fidelity Freedom 2020	Mutual Fund		15.53	2,173,896
* Fidelity Freedom 2030	Mutual Fund		16.03	2,616,980
* Fidelity Freedom 2040	Mutual Fund		9.48	1,667,908
* Fidelity US Bond Index	Mutual Fund		10.86	26,866,132
Spartan US Equity Index	Mutual Fund		50.18	30,432,751
* Various participants	Loans to Participants ***		—	4,183,633

Total participant-directed investments at fair value				$248,500,620

*	Represents a permitted party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

***	Interest rates range from 5.0%-9.5% and maturity dates are through July 19, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

By:	/s/ Michael Scarpa

Michael Scarpa
Administrative Committee Member

June 27, 2007

EXHIBIT INDEX

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm.

*	Filed herewith.